UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934

 (Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number 1-10582

A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alliant Techsystems Inc. 401(k) Plan Subject to Collective Bargaining Agreement

B.        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliant Techsystems Inc.
5050 Lincoln Drive
Edina, Minnesota

Alliant Techsystems Inc.
401(k) Plan Subject to
Collective Bargaining
Agreement

Financial Statements as of and for the
Years Ended December 31, 2006 and 2005,
and Report of Independent Registered
Public Accounting Firm

ALLIANT TECHSYSTEMS INC. 401(k) PLAN SUBJECT TO
COLLECTIVE BARGAINING AGREEMENT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees and Participants in the Alliant Techsystems Inc.
401(k) Plan Subject to Collective Bargaining Agreement:

We have audited the accompanying statements of net assets available for benefits of the Alliant Techsystems Inc. 401(k) Plan Subject to Collective Bargaining Agreement (the ”Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Minneapolis, MN
June 25, 2007

ALLIANT TECHSYSTEMS INC. 401(k) PLAN SUBJECT TO COLLECTIVE BARGAINING AGREEMENT

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005

ASSETS:
Investments held by the Master Trust — fair value (Note 6):
Participant-directed investments	$—	$59,700,224
Nonparticipant-directed investments (Note 3)	—	13,516,571

Total investments held by the Master Trust	—	73,216,795

Participant loans	—	2,601,841
Employer contributions receivable	—	146,706

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	—	75,965,342

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	—	187,355

NET ASSETS AVAILABLE FOR BENEFITS	$—	$76,152,697

See notes to financial statements.

ALLIANT TECHSYSTEMS INC. 401(k) PLAN SUBJECT TO COLLECTIVE BARGAINING AGREEMENT

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	$76,152,697	$75,504,258

CONTRIBUTIONS:
Participant contributions	3,953,188	3,400,824
Employer contributions	763,606	1,218,843

Total contributions	4,716,794	4,619,667

INVESTMENT INCOME FROM MASTER TRUST:
Interest	297
Dividends	3,411,373	2,118,429
Net appreciation in fair value of investments	2,882,969	4,194,384

Total investment income	6,294,639	6,312,813

INTEREST INCOME FROM PARTICIPANT LOANS	165,691	120,288

TRANSFERS BETWEEN PARTICIPATING PLANS — Net (Note 1)	(685,882)	85,272

TRANSFER OUT TO OTHER PARTICIPATING PLAN DUE TO MERGER (Note 1)	(78,637,364)	—

DEDUCTIONS:
Distributions to participants	7,982,900	10,467,767
Trustee and administrative fees	23,675	21,834

Total deductions	8,006,575	10,489,601

NET (DEDUCTIONS) ADDITIONS	(76,152,697)	648,439

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$—	$76,152,697

See notes to financial statements.

ALLIANT TECHSYSTEMS INC. 401(k) PLAN SUBJECT TO COLLECTIVE BARGAINING AGREEMENT

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.                      PLAN DESCRIPTION

The following description of the Alliant Techsystems Inc. 401(k) Plan Subject to Collective Bargaining Agreement (the ”Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General Information — The Plan is a defined contribution, voluntary, tax-deferred savings plan designed to provide supplemental retirement benefits to the Alliant Techsystems Inc. (the ”Company”) employees covered under a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company has management and administrative responsibility for the Plan.

Merger with Other Participating Plan — Effective December 31, 2006, the Plan Sponsor amended the Plan to merge the net assets available for benefits of $78,637,364 with the Alliant Techsystems Inc. 401(k) Plan, the other participating plan.

401(k) Master Trust Agreement — The Company established a 401(k) Master Trust (the ”Trust”) to serve as the funding medium for the Plan and the Alliant Techsystems Inc. 401(k) Plan (the ”Participating Plans”). Effective December 31, 2006, the net assets of the Plan of $78,637,364 were merged with the Alliant Techsystems Inc. 401(k) Plan. As a result of the merger, the Master Trust is amended to a Single Plan Trust effective December 31, 2006. Fidelity Management Trust Company serves as the trustee of the Plan. Prior to December 31, 2006, the Plan’s equity in the net assets and changes in net assets from operations of the Trust are included in the financial statements. At December 31, 2005, the Plan’s interest in the net assets of the Trust was approximately 5%.

Participation — Each employee of the Company classified as regular full-time or regular part-time who is employed under a collective bargaining agreement which provides for participation in the Plan, except a person employed by an excluded business unit, automatically becomes a participant on the date of hire by the sponsor or transfer into the Plan. Effective January 1, 2003, temporary employees become eligible to participate in the Plan after a required amount of service has been met.

Contributions — The following contributions were made to the Plan:

a.                      The Company contributed to the Plan an amount on behalf of the participants equal to the percentage of their pay elected by the participants, who designate pretax and Roth 401(k) contributions. The maximum contribution percentage is determined by the Alliant Techsystems Inc. Pension and Retirement Committee in accordance with Internal Revenue Service (IRS) guidelines. Contributions, including sponsor match contributions, are also limited to the lesser of $44,000 or 100% of the participant’s pay for a plan year. The Plan also allowed the participants to make after-tax contributions and the Company could make supplemental discretionary contributions.

b.                     Participants who are eligible for a distribution from any other plan qualified under Section 401(a) of the Internal Revenue Code (the ”Code”) or from an individual retirement plan under Sections 402 and 408 of the Code may transfer or roll over all or a part of such distribution to their accounts in the Plan, provided the Plan agrees to accept the distribution.

c.                      The Company contributed a matching contribution of 50% of the first 6% of compensation unless directed differently in the applicable collective bargaining agreement.

Participant Accounts — Each participant’s account is credited with their contribution and portion of the Company’s match and is charged with their withdrawals. Earnings, losses, and administrative expenses of the individual participant’s investment fund options are reported in the individual participant’s account. The Company may also pay certain plan expenses at its discretion. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — All participants are 100% vested in their individual accounts attributable to their contributions and to company contributions at all times.

Participant Loans — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment and from (to) the loan fund. Loan terms range from one to five years, except loans for the purchase of a primary residence, which range from one to ten years. The loans are secured by the balance in the participant’s account. Interest rates are calculated quarterly and are based on the prime rate plus 1%. Principal and interest are paid ratably through monthly payroll deductions.

Distributions — On termination of service, a participant may elect to receive a single lump-sum distribution or monthly, quarterly, or annual installments payable over a period of up to 240 months. As required by regulation, the Plan was amended to require rollover to an individual retirement account (IRA) feature for any participant whose account balance is greater than $1,000 (but less than $5,000) who has not elected another form of payment.

Transfers Between Participating Plans — Transfers between plans represent movement of participant accounts between the Participating Plans, for participants whose union or nonunion status changed during the year.

Investments — Participants directed the investment of their contributions into various investment options offered by the Plan. Prior to January 1, 2006, Company match contributions were automatically invested in Alliant Techsystems Inc. common stock, subject to future changes in investment by the participant. Effective January 1, 2006, Company match contributions were invested pursuant to participant direction. The Plan offered over 20 mutual funds and one common stock fund as investment options for participants.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are presented on the accrual basis of accounting and have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilized various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncements — The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and Statement of Position (SOP) 94-4-1 — Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract basis and are not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

Investment Valuation and Income Recognition — Investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. As required by SOP 94-4-1, this adjustment from fair value to contract value is shown as a separate line item on the statement of net assets available for benefits. Security transactions (purchases and sales of investments) are recorded on the trade date. The realized gain or loss on sales of investments is determined based upon the average cost of investments sold. Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned. The trustee charges trustee and administrative fees directly against the individual investment balances. Participant loans are valued at the outstanding loan balance.

Payment of Benefits — Benefit payments to participants are recorded when requested, which is effectively upon distribution.

Excess Contributions Payable — The Plan is required to return contributions received during the plan year in excess of the Code’s limits.

3.                      NONPARTICIPANT-DIRECTED INVESTMENTS

Prior to January 1, 2006, 100% of the Company match was contributed into the Alliant Techsystems Inc. Stock Fund (“ATK Stock Fund”), an investment option under the Plan. For participants who are active employees, the Company match contributed to the ATK Stock Fund was nonparticipant-directed. However, the Plan allowed the participants to move 100% of their investments in their company matching account out of company stock and into any other investment options available under the Plan the day after the nonparticipant-directed contribution was made. For those participants who have terminated employment from Alliant Techsystems Inc. and all of its affiliates, the Plan permitted these participants to change investment in their company matching account out of company stock to any other investment options available under the Plan.

Except for members of the Janesville UAW bargaining unit (whose company matches are always participant-directed) and Teamsters Local 1145 in Minneapolis, MN (whose members do not receive a matching contribution), effective January 1, 2006, the Plan sponsor contributed the company match to Plan investment funds pursuant to participant direction.

The changes in net assets available for the Plan’s portion of the ATK Stock Fund for the year ended December 31, 2005, are as follows:

Net assets available for benefits — beginning of year	$12,434,350

Contributions:
Participant contributions	239,510
Employer contributions	1,193,663

Total contributions	1,433,173

Investment income:
Interest — net	15,115
Net appreciation in fair value of investments	1,971,598

Total investment income	1,986,713

Transfers between participating plans — net	129,214

Exchanges — net	(1,214,056)

Participant loans:
Repayments	111,695
Distributions	(190,120)

Net participant loans	(78,425)

Deductions:
Distributions to participants	1,016,014
Trustee and administrative fees	11,678

Total deductions	1,027,692

Net assets available for benefits — end of year	$13,663,277

4.                      FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated December 4, 2002, that the Plan is designed in accordance with Section 401(a) of the Code and, therefore, the related Trust is not subject to tax under current tax law. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan was designed and was operated in compliance with the applicable requirements of the Code and the Plan and related Trust continue to be tax-exempt. As a result, no provision for income taxes has been included in the Plan’s financial statements.

5.                      PLAN TERMINATION

Effective December 31, 2006, the Plan was merged into the Alliant Techsystems Inc. 401(k) Plan and all net assets available for benefits of the Plan are reported in the financial statements of the Alliant Techsystems Inc. 401 (k) Plan.

6.                      401(k) MASTER TRUST AGREEMENT

Effective December 31, 2006, the net assets of the Plan were transferred to the Alliant Techsystems Inc. 401(k) Plan. As a result of the transfer, the Master Trust is amended to a Single Plan Trust effective December 31, 2006. The investments of the Master Trust as of December 31, 2005, were as follows:

Investments at fair value:
Short-term investment fund	$301,696,796
Income funds	42,911,916
Growth and income funds	376,264,644
Growth funds	408,247,224
International funds	72,582,406
Alliant Techsystems Inc. Stock Fund	219,126,217

Investments at fair value	1,420,829,203

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,960,225

Investments at contract value	$1,423,789,428

Alliant Techsystems Inc. 401(k) Plan	$1,350,385,278
Alliant Techsystems Inc. 401(k) Plan Subject to Collective Bargaining Agreement (Note 1)	73,404,150

Investments at contract value	$1,423,789,428

Investment income for the Master Trust for the years ended December 31, 2006 and 2005, is as follows:

	2006	2005

Investment income:
Net appreciation (depreciation) in fair value of investments:
Income funds	$(222,019)	$(946,678)
Growth and income funds	34,182,324	9,362,597
Growth funds	17,439,952	29,739,192
International funds	10,525,234	8,151,983
Alliant Techsystems Inc. Stock Fund	6,655,880	30,158,497

Net appreciation in fair value of investments:	68,581,371	76,465,591

Interest	218,269	39,109
Dividends	73,794,333	44,754,656

Total investment income	$142,593,973	$121,259,356

Alliant Techsystems Inc. 401(k) Plan	$136,299,334	$114,946,543
Alliant Techsystems Inc. 401(k) Plan Subject to Collective Bargaining Agreement	6,294,639	6,312,813

	$142,593,973	$121,259,356

7.                      RELATED-PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2005, the Plan held 264,979 units of common stock of Alliant Techsystems Inc., the sponsoring employer, with a cost value of $7,653,237. During the years ended December 31, 2006 and 2005, the Plan did not record any dividend income related to the Alliant Techsystems Inc. common stock.

The above transactions are exempt party-in-interest transactions.

******

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Alliant Techsystems Inc. 401(k) Plan Subject to
Collective Bargaining Agreement

By:	ALLIANT TECHSYSTEMS INC.
As Plan Administrator of the
Alliant Techsystems Inc. 401(k) Plan
Subject to Collective Bargaining
Agreement

/s/ John L. Shroyer
Name:	John L. Shroyer
Title:	Senior Vice President and Chief Financial
Officer of Alliant Techsystems Inc.

Date:  June 27, 2007